PURCHASE AGREEMENT

This acquisition agreement (this "Agreement") is made and entered into as of September 18th, 2014 between Virtual Technology Group, a Delaware incorporated LLC (**VTG**) (the "Vendor")., and Elray Resources Inc. (**ELRAY**), a public corporation incorporated under the Laws of the State of Nevada (the "Purchaser"). Vendor and Purchaser are collectively referenced herein as the "Parties" and "Party" means any one of them.

PRELIMINARY STATEMENTS

A. The Vendors desire to sell to the Purchaser and the Purchaser wishes to purchase an interest in Global Tech Software Solutions LLC a Delaware Company (**GSS**).

B. GSS (Global Tech Software Solutions LLC) owns Intellectual property as well as owns and operates online casinos.

C. VTG owns an interest in GSS and has extensive experience with regard to gaming.

D. In terms of this Purchase agreement VTG will sell a 25% interest in GSS.

E. The effective date of this agreement will be 1st September 2014

F. In terms of this Purchase agreement Elray will be entitled to 1% of the Revenues generated by Online Casinos owned and operated by GSS

G. Revenues will be defined as Gross wagering on all games within the online casinos

H. GSS is an established Gaming entity which owns and licenses Gaming Intellectual Property, Gaming Domains, Trademarks and Player Databases and generates ongoing revenues as a result of its online casino operations

I. GSS fully complies with the the Unlawful Internet Gambling Enforcement Act of 2006 (UIGEA)

J. ELRAY is a US publicly listed company that is engaged in the business of Technology and Gaming

K. It is envisaged that the Parties will work together to raise capital and contribute expertise with the intention of growing the Online Casino businesses owned and operated by GSS and will as a result generate revenues, profits and returning value to shareholders.

L. In consideration, the Purchaser has agreed to issue stock in ELRA as set out in the Earnout Schedule 'Schedule A'

Table of Contents

ACQUISITION OF SHARES AND OTHER ACTIONS

1. Acquisition of Shares from VTG

Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the "Closing"), the Vendor shall sell, assign and transfer shares in GlobalTech Software Solutions (**GSS**), as per 'Schedule A' the Earnout Schedule.

2. Consideration granted for the GSS Shares.

In consideration for the sale of shares in GSS, and subject to the terms and conditions of this Agreement, ELRAY shall, as per 'Schedule A' issue to VTG shares in ELRA, $.001 par value per share, of ELRAY, in amounts set out in 'Schedule A' attached hereto and to the parties listed in 'Schedule B. Schedule B contains a true, complete and correct list of the Vendor's shareholder to receive ELRAY Stock the amounts to be transferred are detailed in 'Schedule A'.

3. Rights to assign.

The Vendor will have the right to assign any shares to be issued to any nominated party or parties and in so doing the ELRAY Stock amounts detailed in 'Schedule A' will be issued in the name of such party or parties.

4. Closing.

The Closing shall take place at the offices of Elray Resources, Inc. Corp, Suite 401, 2 Grosvenor Street, Bondi Junction, NSW, 2022, Australia at September 1st, 2014, or at such other place, time or date as may be mutually agreed upon in writing by the parties (the "Closing Date").

5. Consent to Assignment.

Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any contract, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom; and any attempted assignment or transfer thereof, shall be deemed null and void ab initio, unless fully agreed to in writing by the party opposite.

ADDITIONAL UNDERSTANDINGS & COMMITMENTS

Additional to all other clauses and commitments in this Agreement, both parties acknowledge and agree to the following:–

- All shares related to this Acquisition to be issued under rule 144.
- Any Series C Preferred Shares issued in terms of this agreement will be created in terms of a 'Certificate of Designation' attached hereto in terms of Sections 78.035, 78.195, 78.196 of the Nevada Revised Statutes
- Series C Preferred Shares will have a conversion rate of 100 into Shares of Common Stock
- Each share of Series C Preferred Stock shall entitle the holder thereof to cast 1 (one) vote
- ELRAY will deploy its working capital, Know-How, proprietary assets and intellectual property to provide management of the Casino's back-office, marketing of the Casino's, maintenance of websites, marketing of affiliate program and support of affiliate program and the providing of marketing support for online players.
- Elray's CFO or representative nominated by the Elray board will have the right at any time to review and audit

REPRESENTATIONS OF VTG REGARDING THE VENDORS ASSETS

VTG represents and warrants to the Purchaser as follows:

(a) VTG has good and marketable title to the shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

(b) The Vendor is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by the Vendor or the conveyance and sale of the shares in GSS to the Purchaser pursuant to the terms hereof.

(c) No broker or finder has acted for the Vendor in connection with this agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Vendor.

(d) Vendor is not in default under any of the Vendor Contracts, and, to the Vendors knowledge, no third party is in default under any of the Vendor Shares or Assets. The Vendor Assets, together with the assets held by the Companies, constitute all of the assets necessary to operate the business of the Vendor and the Companies as currently conducted.

REPRESENTATIONS OF THE VENDORS REGARDING THE VENDORS

The Vendors represent and warrant to the Purchaser as follows:

1. Organizations

GSS is a corporation duly organized, validly existing and in good standing under the laws of Belize, and has all requisite power and authority (corporate and other) to own its properties, to carry on its business as now being conducted, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby.

VTG confirms that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision. Seller understand the term "accredited investor" as used in Regulation D promulgated under the United States Securities Act of 1933 and represents and warrants to the purchaser Elray Resources Inc. that seller is an "accredited investor" for purposes of acquiring the Common Stock purchased by it hereunder..

2. GSS

The Company is a corporation duly organized and validly existing and in good standing under the laws of Delaware USA and has all requisite power and authority to own its properties and carry on its business as now being conducted. Each of the Companies is duly qualified to do business and in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, except where any failure to be in good standing would not result in, individually or in the aggregate, a Material Adverse Effect.

3. Authorization

The execution and delivery by the Vendors of this Agreement and the agreements provided for herein, and the consummation by the Vendors of all transactions contemplated hereunder and thereunder by the Vendors, have been duly authorized by all requisite corporate action. This Agreement has been duly executed by the Vendors. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which the Vendors is a party constitute the valid and legally binding obligations of the Vendors, enforceable against it in accordance with their respective terms. The execution, delivery and performance by the Vendors of this Agreement and the agreements provided for herein, and the consummation by the Vendors of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Vendors; (b) violate the provisions of the Certificate of Incorporation or Bylaws of the Vendors; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the Company pursuant to, any indenture, mortgage, deed of trust, security agreement or other instrument or agreement to which any of the Companies is a party or by which any of the Companies or any of its properties is or may be bound. Schedule 3.03 attached hereto sets forth a true, correct and complete

list of all consents and approvals of third parties (including Governmental Entities) that are required in connection with the consummation by the Vendors of the transactions contemplated by this Agreement.

4. Absence of Undisclosed Liabilities

Except as incurred in the ordinary course of business after the date of this agreement not material in amount, either individually or in the aggregate, neither VTG or GSS have any liability or obligation, secured or unsecured, whether accrued, absolute, contingent, un-asserted or otherwise, which, either individually or in the aggregate, is material to the condition (financial or otherwise) of the assets, properties, business or prospects of such Company.

5. Litigation

There is no action, suit or proceeding to which the Vendors are a party (either as a plaintiff or defendant) pending or threatened before any court or governmental agency, authority, body or arbitrator and, to the best knowledge of the Vendors, there is no basis for any such action, suit or proceeding; neither the Vendors, nor to the best knowledge of the Vendors, any officer, director or employee of any of the foregoing, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of the Vendors or any of the Companies; and there is not in existence on the date hereof any order, judgment or decree of any court, tribunal or agency enjoining or requiring the Vendors or any of the Companies to take any action of any kind with respect to its business, assets or properties.

6. Compliance with agreements and laws

The Vendors has all requisite licenses, permits and certificates from all local authorities necessary to conduct their respective business and own and operate their respective assets (collectively, the "Permits"). The Vendors is not in violation in any material respect of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to building, zoning, environmental, disposal of hazardous substances, land use or similar matters) relating to its properties. The business of the Vendors and of the VIP operators that the Vendors deals with have not violated, and on the date hereof does not violate any local or foreign laws, regulations or orders (including, but not limited to, any of the foregoing relating to employment discrimination, immigration, occupational safety, or corrupt practices), the enforcement of which would have a Material Adverse Effect.

7. Indebtedness to and from officers, directors and stockholders

Vendors are not indebted, directly or indirectly, to any person who is an officer, director or stockholder of any of the Vendors or any affiliate of any such person in any amount whatsoever including salaries for services rendered or reimbursable business expenses, all of which have been written off and reduced to zero as such reflected on the Current Final Financial Statements, and no such officer, director, stockholder or affiliate is indebted to the Vendors including for advances made to employees of the Vendors in the ordinary course of business to meet reimbursable business expenses anticipated to be incurred by such obligor.

8. Full Disclosure

There are no materially misleading misstatements in any of the representations and warranties made by Vendors in this Agreement, the Exhibits or Schedules to this Agreement, or any certificates delivered by Vendors pursuant to this Agreement and Vendors have not omitted to state any fact necessary to make statements made herein or therein not materially misleading.

9. Solvency

The Vendors is now cash flow insolvent and but has a positive net asset by the transactions contemplated by this Agreement. As used in this section, "insolvent" means that the sum of the debts and other probable Liabilities of the Vendors exceed the present fair saleable value of the Vendors' assets.

REPRESENTATIONS OF THE PURCHASER

The ELRAY represents and warrants to the Vendors that:

1. Organization and Authority

The ELRAY is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has all requisite power and authority (corporate and other) to own its properties and to carry on its business as now being conducted. The ELRAY has full power to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby.

2. Capitalization of ELRAY

On the date hereof, the ELRAY's authorized capital stock consists of 2,290,000,000 shares of Common Stock, $.001 par value, of which approximately 538,039,710 shares are issued and outstanding, with 300,000,000 Series A Preferred stock authorized, 280,000,000 Series B Preferred Stock Authorised and 10,000,000 Series C Preferred Stock Authorised. All of the outstanding shares of capital stock of the ELRAY have been and on the Closing Date will be duly and validly issued and are fully paid and non-assessable.

3. Authorization

The execution and delivery of this Agreement by the ELRAY, and the agreements provided for herein, and the consummation by the ELRAY of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action. This Agreement and all such other agreements and written obligations entered into and undertaken in connection with the transactions contemplated hereby constitute the valid and legally binding obligations of the ELRAY, enforceable against the ELRAY in accordance with their respective terms. The execution, delivery and performance of this Agreement and the agreements provided for herein, and the consummation by the ELRAY of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the ELRAY; (b) violate the provisions of the ELRAY's Certificate of Incorporation or Bylaws; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator; or (d)

conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the ELRAY pursuant to, any indenture, mortgage, deed of trust or other agreement or instrument to which the ELRAY is a party or by which the ELRAY is or may be bound.

4. Litigation

There is no suit, action or legal administrative, arbitration or order, proceeding or governmental investigation pending or, to the knowledge of the ELRAY, threatened, to which the ELRAY is a party which, considered individually or in the aggregate, would reasonably be expected to materially impair the ELRAY's ability to perform its obligations under this Agreement.

5. Brokers Fee

No broker or finder has acted for the ELRAY in connection with this agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the ELRAY.

6. Confidentiality

The Vendors recognizes and acknowledges that by reason of its ownership of the Companies, it has had access to confidential information relating to the Business including, without limitation, information and knowledge pertaining to products and services offered, innovations, ideas, plans, trade secrets, proprietary information, advertising, sales methods and systems, sales and profit figures, customer and client lists, and relationships with dealers, customers, clients, suppliers and others who have business dealings with the Business ("Confidential Information"). The Vendors acknowledges that such Confidential Information is a valuable and unique asset and covenants that it will not disclose any such Confidential Information after Closing to any person for any reason whatsoever, unless such information is (a) within the public domain through no wrongful act of the Vendors, (b) has been rightfully received from a third party without restriction and without breach of this Agreement, (c) is required by law to be disclosed or is disclosed for purposes of defending claims related to the Vendors or the Companies in a manner designed to protect the confidentiality of the Confidential Information or (d) represents historical information reasonably required by a prospective purchaser of the Vendors.

7. Additional Terms

The Vendors acknowledges that the restrictions contained in this Section 6 are reasonable and necessary to protect the legitimate interest of the ELRAY, and that any violation will result in irreparable injury to the ELRAY. The Vendors agrees that the ELRAY shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages or providing bond, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of this Section 6, which rights shall be cumulative and in addition to any other rights or remedies to which the ELRAY may be entitled. In the event that any of the provisions of this Section 6 should ever be adjudicated to exceed the time, geography, product or service, or other limitations permitted by applicable law in any jurisdiction, then such provision shall be deemed reformed in such jurisdiction to the maximum time,

geographic, product or service, or other limitation permitted by applicable law. The covenants set forth in this Section 6 shall be binding upon the successors and assigns of the Vendors, including any acquiror of all or substantially all the assets or business of the Vendors.

NOTICES

Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by telex, federal express, registered or certified mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To the ELRAY:

Elray Resources, Inc.
3651 Lindell Drive
Ste D131
Las Vegas
Nevada, 89103
USA

To the Vendors:

Virtual technology Group
1888 Point Windy Dr
Jacksons Gap
AL
36861
USA

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, or (b) three business days after being sent, if sent by registered or certified mail.

SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the ELRAY, on the one hand, and the Vendors, on the other hand, may not assign their respective obligations hereunder without the prior written consent of the other party; provided, however, that the ELRAY may assign this Agreement, and its rights and obligations hereunder, to a subsidiary or Affiliate of the ELRAY. Any assignment in contravention of this provision shall be void. No assignment shall release the ELRAY or the Vendors from any obligation or liability under this Agreement.

ENTIRE AGREEMENT; AMENDMENTS; ATTACHMENTS

(a) This Agreement, all Schedules and Exhibits hereto, and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. The ELRAY, by

the consent of its Special Committee of Independent Directors or officers authorized by such Committee, and the Vendors may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by the ELRAY and the Vendors.

(b) If the provisions of any Schedule or Exhibit to this Agreement are inconsistent with the provisions of this Agreement, the provisions of the Agreement shall prevail. The Exhibits and Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

SEVERABILITY

Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

INVESTIGATION OF THE PARTIES

All representations and warranties contained herein which are made to the best knowledge of a party shall require that such party make reasonable investigation and inquiry with respect thereto to ascertain the correctness and validity thereof.

EXPENSES

Except as otherwise expressly provided herein, the ELRAY, on the one hand, and the Vendors, on the other hand, will pay all fees and expenses (including, without limitation, legal and accounting fees and expenses) incurred by them in connection with the transactions contemplated hereby. All fees or expenses incurred in connection with this transaction by the Vendors or any of the Companies (other than to the extent included in the Vendors Assets) shall be allocated to and borne by the Vendors, and not such companies individually.

GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

SECTION HEADINGS

The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

COUNTERPARTS
This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of and on the date first above written.

ELRAY: Elray Resources, Inc.

By: /s/
Brian Goodman, Dir.,
Title: Chief ExecGSSve Officer

VENDORS: Virtual Technology Group., Corporation

By: /s/
Andrew McGreer,
Title: Director

Schedule A

Earnout Schedule

	Benchmark	Series C Preferred Stock to be issued by Elray
Step.1	1. Signing of the agreement 4. 25% of GSS Shareholding to be issued to Elray	5,000,000
Step.2	1. GSS achieving revenues of at least $100,000 within the first 6 months of operation	3,000,000
Step.3	A further 20% of VTG shareholding to be sold to Elray	5,000,000

<u>Schedule B</u>

Vendors
Virtual Technology Group LLC